GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES MOU SIGNED WITH LEADING SUGAR PRODUCER GRUPO AZUCARERO MEXICO

VANCOUVER, BRITISH COLUMBIA, June 04, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), a vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces it has signed a memorandum of understanding (“MOU”) with Grupo Azucarero Mexico (“GAM”) relating to the distribution and marketing of its stevia extract products.

GAM is the largest private producer of sugar in Mexico, following only the Mexican government. The company owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

Similar to other countries, Mexico is fighting an obesity problem. According to national surveys, an estimated 71% of Mexican women and 66% of Mexican men are overweight. The studies also indicate that childhood obesity has sharply increased in recent years. While some attribute the increase to soft drink consumption, there are likely other factors that have contributed to the rapid rise.

In 2009, Mexico approved the use of stevia in food and beverages, which has led to significant interest in the sweetener and a number of new product launches. Leading beverage giant PepsiCo already launched its G2® brand of Gatorade® with stevia which has been met with enthusiasm among Mexican consumers. GLG believes that in global markets, such as Mexico, where sugar consumption is high, that the introduction of the Company’s stevia extracts may enable food and beverage manufacturers to offer better-for-you choices to the consumer. Further, collaboration with market leaders such as GAM creates opportunity for natural, blended solutions that combine sugar and stevia to help reduce calories and provide healthy, great tasting products.

GLG Chairman and CEO Dr. Luke Zhang stated, "We are excited about the possibilities between GLG and GAM, including the opportunity to create new blends and offer the healthy benefits of stevia to consumers in Mexico. We look forward to building the Mexican market together, and to forming a productive long-term relationship between our two companies.”

CEO of GAM Juan Cortina Gallardo said, "At GAM we see stevia as part of the natural sweetener family. Our focus and closeness to our customers demand that we provide competitive and natural solutions to their sweetener supply. We have found in GLG the perfect partner and true leader in the different stages of stevia production. We feel very enthusiastic about our partnership with GLG and look forward to working together in bringing value added and low calorie options to the markets we serve.”

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it the leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Grupo Azucarero Mexico

Grupo Azucarero Mexico is a leading sugar producer within the NAFTA market. The company owns and operates four sugarcane mills which produce standard and refined sugar which is suited to serve the industrial market for Mexico and North America. In addition, the company operates packaging facilities for sugar and sugar containing products. In 2008, the company sold 51% of the Ingenio Benito Juarez to Grupo Incauca, Colombia’s leader of sugar and ethanol production. The company is actively diversifying its operations into sugar cane and energy production. For further information, please visit www.gamsa.com.mx.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

Media Inquiries
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Contact
David Bishop
Executive Vice President, International Affairs
GLG Life Tech Corporation
+1 (404) 229-0171
info@glglifetech.com

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com